Bed Bath & Beyond	650 Liberty Avenue Union, NJ 07083

FOIA Confidential Treatment Request Pursuant To Rule 83 by Bed Bath & Beyond Inc.

June 16, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ohsiek:

Set forth below are the Company’s responses to the comments contained in your letter of May 15, 2006 addressed to Mr. Eugene A. Castagna, Chief Financial Officer and Treasurer. Your comments were made in connection with a review of the financial statements and related disclosures of the Company’s Form 10-K for the fiscal year ended February 26, 2005, filed May 12, 2005, and Forms 10-Q for the fiscal quarters ended May 28, August 27, and November 26, 2005.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company requests the information related to comment 1 below not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A., section 552 or otherwise. Accordingly, pursuant to Rule 83, (17 C.F.R. Section 200.83) of the Rules of Practice of the Commission, the redacted information included in this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

Per your instructions, your comment is set forth first in boldfaced type, followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED FEBRUARY 26, 2005

Financial Statements, page 22

Note 1 Summary of Significant Accounting Policies and Related Matters, page 26

D. Segments, page 26

1.              We have reviewed your response to comment 1 in our letter dated February 17, 2006, as well as the supplemental information you provided on May 9, 2006. We do not believe you have demonstrated that you have only one operating segment, as that term is discussed in paragraphs 10 through 15 of SFAS 131. In particular, we note that you provide to your chief operating decision maker (CODM) discrete financial information for each of your store types including sales, gross margin, operating profit and net income. Because you provide this discrete financial information to your CODM, our presumption is that this information is reviewed by the CODM in assessing company and business unit performance; otherwise, if this information was not used by the CODM, we assume it would be omitted from the reports. Moreover, since discrete financial information for each of your business units is tracked by you and reported to your CODM, it seems to us that omission of this information from your periodic reports is inconsistent with the objective and basic principles of SFAS 131, as discussed in paragraphs 3 and 4 of SFAS 131. Thus, please tell us how you plan to revise your disclosures accordingly. If you would propose to revise your segment disclosures in future filings rather than amending your historical disclosures, please tell us in detail why you believe an amendment is not necessary.

As noted above, the Company provided supplemental information (the “Supplemental Information”) to the Staff on May 9, 2006. We had requested the materials be returned upon completion of the Staff’s review. Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Supplemental Information was provided to the Staff on a confidential basis only and was not to be filed with or deemed part of the Annual Report. As noted on the Supplemental Information, we have requested confidential treatment in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. Section 200.83).

In a phone conversation on May 22, 2006, the Staff requested the Company summarize profitability information that is contained in the CODM package. We are providing summarized information broken down as follows —

Fiscal Year Ended
	*****	*****	*****	*****	*****
BBB	***	***	***	***	***
***	***	***	***	***	***
***	***	***	***	***	***

As a reminder, the Company does not consider the above profitability information to be discrete financial information by store type as it does not adequately reflect the true operating income of each store type on a “stand alone” basis as further discussed below.

We continue to believe that the Company operates as one operating segment, as discussed in paragraphs 10-15 of SFAS 131, for the following reasons:

•                  SFAS 131 paragraph 13 states, “…an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”

Paragraph 14 states, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment…”

As noted in our previous correspondence, since the nature of the business activities of the retail store types is similar, the Company is organized by functional responsibility, not by store type. Accordingly, there is no segment manager for any store type. Members of senior management have responsibilities for multiple store types, such that the responsibility for each store type is substantially disaggregated among the business functions. An example of the effect of being organized by function is the disaggregation of responsibility for CTS sales. While one management team member is responsible for store operations and advertising which directly influence sales, a second management team member approves new store locations, which also directly influence sales, including the cannibalization of sales at existing stores. Therefore, no one person is solely responsible for the operating profit of each store type. This is illustrated again on the Christmas Tree Shops, Inc. (CTS) income statement previously provided supplementally to the Staff in the Company’s letter dated March 17, 2006, whereby the names of the different individuals responsible for certain line items within the income statement are detailed, showing that there is no segment manager for CTS. This responsibility “allocation” is also true for the other store types.

Management compensation is a further illustration of the Company operating as one segment. For example, prior to the acquisition, CTS management was compensated with bonuses based upon their individual operating results. Subsequent to the acquisition, the Company changed the management compensation program to eliminate the management bonuses based upon the store type’s operating results by replacing it with the granting of stock options or restricted shares of the consolidated Company. This is reflective of and consistent with the lack of a segment manager, disaggregated responsibilities among store types and the CODM not making decisions based upon the operating results of any store type.

Furthermore, consistent with operating as one segment, information provided to the Board of Directors does not contain operating results by store type, nor does the Company publicly disclose through press releases, conference calls or its websites, the operating results by store type.

•                  SFAS 131 Paragraph 10c states, “An operating segment is a component of an enterprise for which discrete financial information is available.”

The Company does not consider the profitability information provided to the CODM to be discrete by store type. Since the Company operates as one operating segment, the allocations necessary to show discrete financial information by store type are generally not compiled and recorded. For example, the merchandising buyers for Harmon Stores, Inc. (Harmon) purchase merchandise for both Harmon stores as well as Bed Bath stores. While approximately 20% of the merchandise purchased by the Harmon buyers is for the Bed Bath stores, the entire compensation of these buyers is recorded on the books of Harmon. No cost allocation to the Bed Bath stores has been made since the CODM only makes resource allocations based on consolidated profitability. The lack of this type of allocation is an ongoing occurrence as the Company does not allocate all costs. As such, the by store type profitability included in the current CODM package is distorted since the compensation of these employees and many other costs have not been appropriately allocated. To disclose the by store type financial information currently included in the CODM package would be misleading to the reader of the financial statements as the profitability by store type is distorted and therefore has no practical utility.

Additionally, the Company feels that disclosing store type profitability as it is currently included in the CODM package would be inconsistent with the objectives of SFAS 131 Paragraph 3, which are to help users of financial statements:

•                  Better understand the enterprise’s performance

•                  Better assess its prospects for future net cash flows

•                  Make more informed judgments about the enterprise as a whole

In addition, the Company could not currently disclose financial information by store type in a cost effective and timely manner as noted in paragraph 4 of SFAS 131. It would require a significant level of effort on the Company’s financial statement preparers to adequately identify and address the proper allocations that would be necessary to accurately show the true financial position of each store type so that the financial information would not be misleading. Such effort is inconsistent with the objective of the standard.

Currently, since our accounting systems are not capable of consolidation by store types, the only monthly information available on a timely basis is the by store type (cost center) information compiled for inclusion in the month end consolidation for financial reporting purposes. Instead of manually creating a monthly detailed consolidated reporting package for the CODM, as a matter of convenience and efficiency, the reporting package created for accounting purposes is distributed. The CODM is aware of the lack of allocation within the by store type information and therefore does not use it to assess the by store type profitability. Rather, the sum of the components is used to assess the performance of the consolidated entity.

The Company is currently in the process of implementing a new accounting system. This new system will prepare reporting which will consolidate all store types. After the new system is implemented in the fall of 2006, the current CODM package will no longer be distributed. Please note this is not indicative of a reorganization by store type as the Company is not changing the way management runs the business.

•                  SFAS 131 Paragraph 10b states, “An operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”

Decisions regarding resource allocation made by the CODM are based on the consolidated operating results and projections of the Company. Resource allocation decisions are determined based upon their effect on the total Company’s operating results in conjunction with the Company’s overall long term objectives and corporate strategy. Resource allocations could not be adequately made by store type since the store type information currently being compiled is not reflective of the operations of any store type due to the cross functional nature of the way the Company manages its business as one segment and the related lack of cost allocations consistent with the Company operating as one segment.

In summary, the Company has determined its operations are properly reported as one operating segment based upon the criteria of SFAS 131 paragraphs 3, 4, 10, 13 and 14, and how the CODM assesses the Company’s performance and allocates resources.

The above chart will be sent under separate cover to the SEC as the Company is also requesting confidential treatment of this information. We have marked confidential information on this material with the legend “Rule 83 Confidential Treatment Requested by Bed Bath & Beyond Inc.” and with identifying numbers BBB #00122, et. seq. (the “Confidential Information”).

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Confidential Information is provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of the Annual Report.

R. Revenue Recognition, page 29

2.              We reviewed the proposed revisions to your footnote disclosure pursuant to the disclosure requirements of Rules 5-04 and 12-09 of Regulation S-X, and do not believe your proposed disclosures are compliant with the schedule requirements. In particular, we believe your disclosure regarding the provision for sales returns should correspond to the total amount charged to the income statement for returns. See, for example and by analogy, the last sentence of Rule 12-09 of Regulation S-X. Likewise, we believe your disclosure regarding deductions to the allowance should correspond to the actual amount of returns during the year. It is not sufficient to disclose the quarterly and/or annual adjustments to the reserve account as the total provision for sales returns, without reflecting in the provision the actual returns charged directly to sales throughout the year, nor is it sufficient to say that there were no deductions from the account, when actual returns occurred throughout the year. Please show us how you intend to revise your disclosures accordingly in future filings.

In the Company’s Form 10-K for the fiscal year ended February 25, 2006, filed May 12, 2006, the Company included Schedule II in that filing and disclosed the required information under Rules 5-04 and 12-09 of Regulation S-X as it relates to sales returns.

We further request that if there is a request under the Freedom of Information Act related to the Staff’s comment letter or the Company’s response letters regarding the Staff’s review of the Annual Report, or any of the material included with the Company’s response letters, the Staff will contact the Company and provide it an opportunity to discuss the matter with the Staff prior to any release of information under the Freedom of Information Act.

Sincerely,

By: /s/ Eugene A. Castagna

Eugene A. Castagna

Chief Financial Officer and Treasurer